Room 4561

January 9, 2008

W. Russell Smith, III
CEO
Vsurance, Inc.
540 N Golden Circle, Suite 304
Santa Ana, CA 92705

> **Re: Vsurance, Inc.**
> **Preliminary Information Statement on Schedule 14C**
> **Filed December 31, 2007**
> **File No. 0-52279**

Dear Mr. Smith:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comments below. After reviewing your response, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Introduction, page 1

1.   In the last full paragraph of page 1, you list several actions, such as the election of directors and the appointment of auditors, which are not discussed in your preliminary information statement. Please revise this paragraph as necessary to remove extraneous information.

Security Ownership of Certain Beneficial Owners and Management, page 4

2.   The table on page 4 identifies 14 shareholders who hold Class E Preferred stock. However, it appears that one of the actions approved by a majority of your shareholders and which is being disclosed in the preliminary information statement is the creation of Class E Preferred stock. We also note that the percent of class column for this series appears to total 102%. Please explain.

3.   We note that 34 shareholders voted in favor of the actions described in the preliminary information statement. We also note your statement on page 4 that these shareholders brought forth the recommended actions discussed in the preliminary information statement without any form of solicitation. Please provide us with a description of the manner in which the consent of the 34 shareholders was obtained.

Interest of Certain Persons in or Opposition to Matters to be Acted Upon, page 5

4.   It appears that you have included this information to comply with Item 3 of Schedule 14C. In accordance with Item 3, please briefly describe the interests in the matters to be acted upon of the shareholders listed in the table on the bottom of page 5.

Material Terms of the Reverse Split, page 12

5.   In the third sentence of the first full paragraph on page 13, you state that after the reverse split and the "conversion of all preferred stock to common," you will have one class of equity stock—i.e., common stock—remaining. This statement contradicts other information in the preliminary information statement, specifically the facts that you do not currently have any preferred stock that is convertible into common stock and, after the reverse split, you will have two additional classes of equity stock available, Class E and Class F Preferred. Please rectify these inconsistencies in your filing.

*   *   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days. You should provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact Matt Crispino at (202) 551-3456 if you have questions. If you require further assistance, please contact me at (202) 551-3503.

Sincerely,

David L. Orlic
Special Counsel

cc: Via Facsimile (305) 531-1274
        Joseph I. Emas
        Telephone: (305) 531-1174